CM

02053345

BP 12/2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 25 2002
WASH, D.C. 154

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43303 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-1-2001 (MM/DD/YY) AND ENDING 9-30-2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.M. Kohn & Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9810 Montgomery Rd.
(No. and Street)

Cincinnati (City) Ohio (State) 45242-6425 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stan Quay (513) 345-4506
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

625 Eden Park Dr., Suite 900, Cincinnati Ohio 45202-4181
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
DEC 24 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BP 12/24

## OATH OR AFFIRMATION

I, Larry M. Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.M. Kohn & Company, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Larry M. Kohn
Signature

President
Title

DEBORAH ANN PITEL
Notary Public State of Ohio
My Commission Expires April 2, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report pursuant to rule 17a-5(d) and report of independent certified public accountants

**L.M. Kohn & Company**

September 30, 2002

CONTENTS


| | Page |
|---|---|
| REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS | 3 |
| FINANCIAL STATEMENTS | |
| STATEMENT OF FINANCIAL CONDITION | 4 |
| STATEMENT OF EARNINGS | 5 |
| STATEMENT OF STOCKHOLDER'S EQUITY | 6 |
| STATEMENT OF CASH FLOWS | 7 |
| NOTES TO FINANCIAL STATEMENTS | 8 |
| SUPPLEMENTAL INFORMATION | |
| COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II A FILING | 12 |

Grant Thornton

Accountants and Management Consultants

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
L.M. Kohn & Company

We have audited the accompanying statement of financial condition of L.M. Kohn & Company (the "Company") as of September 30, 2002, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.M. Kohn & Company as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cincinnati, Ohio
October 23, 2002

Suite 900
625 Eden Park Drive
Cincinnati, OH 45202-4181
T 513.762.5000
F 513.241.6125
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

L.M. KOHN & COMPANY

STATEMENT OF FINANCIAL CONDITION

September 30, 2002

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $330,351 |
| Commissions and other fees receivable | 208,514 |
| Investment securities designated as available for sale | 20,325 |
| Office equipment (net of accumulated amortization of $140,227) | 26,701 |
| Prepaid federal taxes | 33,235 |
| Other assets | 2,475 |
| | **$621,601** |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Commissions payable | $172,105 |
| Other liabilities | 9,710 |
| Total liabilities | 181,815 |
| Stockholder's equity | |
| Common stock, no par value; 100 shares authorized, issued and outstanding | 5,000 |
| Contributed capital | 3,000 |
| Retained earnings | 431,786 |
| Total stockholder's equity | 439,786 |
| | **$621,601** |

The accompanying notes are an integral part of this statement.

## L.M. KOHN & COMPANY

## STATEMENT OF EARNINGS

For the year ended September 30, 2002

| | |
|---|---|
| Revenue | |
| Investment advisory fees | $ 380,876 |
| Commissions | 3,848,925 |
| Other revenue | 251,694 |
| Total revenue | 4,481,495 |
| Expenses | |
| Employee compensation and benefits | 862,506 |
| Commissions paid | 2,851,075 |
| Selling, general and administrative | 513,082 |
| Equipment and maintenance | 50,691 |
| Total expenses | 4,277,354 |
| NET EARNINGS | **$ 204,141** |

The accompanying notes are an integral part of this statement.

L.M. KOHN & COMPANY

# STATEMENT OF STOCKHOLDER'S EQUITY

For the year ended September 30, 2002

| | Common stock | Contributed capital | Retained earnings | Total |
|---|---|---|---|---|
| Balance - October 1, 2001 | $5,000 | $3,000 | $414,697 | $422,697 |
| Distributions to stockholder | - | - | (187,052) | (187,052) |
| Net earnings for the year | - | - | 204,141 | 204,141 |
| Balance - September 30, 2002 | **$5,000** | **$3,000** | **$431,786** | **$439,786** |

The accompanying notes are an integral part of this statement.

## L.M. KOHN & COMPANY

## STATEMENT OF CASH FLOWS

For the year ended September 30, 2002

| | |
|---|---|
| Cash flows from operating activities: | |
| Net earnings for the year | $204,141 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | |
| Depreciation and amortization | 39,800 |
| (Increase) decrease in cash due to changes in: | |
| Commissions and other fees receivable | 113,945 |
| Commissions payable | (30,952) |
| Other assets | 825 |
| Other liabilities | 7,160 |
| Federal income taxes | 5,304 |
| Net cash provided by operating activities | 340,223 |
| Cash flows used in investing activities: | |
| Purchase of office equipment | (17,124) |
| Purchase of investment securities | (4,725) |
| Net cash used in investing activities | (21,849) |
| Cash flows used in financing activities: | |
| Distributions to stockholder | (187,052) |
| Decrease in cash and cash equivalents | 131,322 |
| Cash and cash equivalents at beginning of year | 199,029 |
| Cash and cash equivalents at end of year | **$330,351** |

The accompanying notes are an integral part of this statement.

L.M. KOHN & COMPANY

NOTES TO FINANCIAL STATEMENTS

September 30, 2002

## NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

L.M. Kohn & Company (the "Company"), an Ohio corporation, is a broker of security products and is a registered securities broker-dealer under the examining authority of the National Association of Securities Dealers, Inc.

The Company derives revenue from investment advisory fees and commission fees by acting as a securities broker-dealer for independent investment representatives who place their securities orders through the Company.

The Company also derives revenues from providing private portfolio management and brokerage services to individuals and institutional investors in a variety of industries.

In its broker-dealer activities, the Company, on a fully disclosed basis, clears all customer transactions through unaffiliated broker-dealers who maintain customer accounts.

2. Cash and Cash Equivalents

Cash and cash equivalents include cash in bank accounts, investments in money market funds, and a $25,000 required broker-dealer deposit.

3. Commissions, Advisory and Other Fees

Investment advisory fees and commissions are recognized as earned, based upon a pre-determined percentage of the market value of assets under management.

Commission income is generated from securities transactions executed on behalf of advisory clients. Such fees are shared between the Company and the Company's management representatives.

4. Investment Securities

The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

At September 30, 2002, all investment securities are designated as available for sale and are carried at market value which approximates cost.

Realized gains and losses on sales of securities are recognized using the specific identification method.

L.M. KOHN & COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

September 30, 2002

## NOTE A – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Federal Income Taxes

The Company maintains S-Corporation status for income tax purposes. As an S-Corporation, the Company does not pay corporate federal and state income taxes on its taxable income; rather the stockholder is liable for income taxes. As of September 30, 2002, the Company maintains a tax deposit with the Internal Revenue Service of $33,235 assessed on income earned from October 1, 2000 through December 31, 2000. This deposit is necessary due to the Company's business cycle differing from a calendar year.

6. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

7. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B - RELATED PARTY TRANSACTIONS

The Company leases office space from the President's spouse for rentals totaling $6,000 per month. The lease agreement requires the Company to be a tenant on a month-to-month basis.

## NOTE C - LEASE OBLIGATIONS

The Company has entered into lease agreements for various equipment and related services beginning in September, 2000 under operating leases which expire at various dates through 2005. The following table summarizes minimum payments due under lease agreements by year:

**Year ending September 30,**

| | |
|---|---|
| 2003 | $55,437 |
| 2004 | 14,038 |
| 2005 | 14,038 |
| | **$83,513** |

Total rental expense under operating leases was $53,142 for the year ended September 30, 2002.

L.M. KOHN & COMPANY

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

September 30, 2002

## NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule, Rule 15c3-1 (the Rule), promulgated by the Securities and Exchange Commission, which requires that the Company maintain a minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1, as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At September 30, 2002, the Company's net capital, as defined, was $313,000, which was $263,000 in excess of the minimum net capital requirement, and its ratio of aggregate indebtedness to net capital, as defined, was .58 to 1.

SUPPLEMENTAL INFORMATION

## L.M. KOHN & COMPANY

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND NET RECONCILIATION TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART II A FILING

September 30, 2002

| | | |
|---|---|---|
| Stockholder's equity per statement of financial condition | | $439,786 |
| Deductions | | |
| Advisory fees receivable | $ 728 | |
| Prepaid expenses, other assets and non-allowable receivables | 118,897 | 119,625 |
| Net capital before haircuts | | 320,161 |
| Haircuts on mutual fund securities | | 7,156 |
| Net capital | | **$313,005** |
| Aggregate indebtedness | | |
| Commissions payable | | $172,105 |
| Other liabilities | | 9,710 |
| | | **$181,815** |
| Ratio of aggregate indebtedness to net capital | | **0.58 to 1** |
| Minimum capital required | | **$ 50,000** |
| Excess of net capital over minimum requirement | | **$263,005** |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2002) | | |
| Net capital as reported in Company's unaudited FOCUS report | | $312,636 |
| Net adjustments | | 369 |
| Net capital per above | | **$313,005** |

Grant Thornton

www.grantthornton.com

Grant Thornton LLP
US Member of
Grant Thornton International